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                            October 13, 2020

       Daniel Joseph Rice, IV
       Chief Executive Officer
       Rice Acquisition Corp.
       102 East Main Street, Second Story
       Carnegie, PA 15106

                                                        Re: Rice Acquisition
Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted September
16, 2020
                                                            CIK No. 0001823766

       Dear Mr. Rice:

              We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted September 16, 2020

       General

   1. We note the offering will be conducted through an Up-C structure and that Class A Units of Opco can be
exchanged for shares of Class A common stock on a one-for-one basis.
                                                        Please disclose, if
material, any economic differences or potential economic differences between the Class A
common stock and Opco Units and the risks that such differences pose to public
stockholders.
 Daniel Joseph Rice, IV
FirstName  LastNameDaniel  Joseph Rice, IV
Rice Acquisition Corp.
Comapany
October 13,NameRice
            2020      Acquisition Corp.
October
Page 2 13, 2020 Page 2
FirstName LastName
       You may contact Jorge Bonilla at 202-551-3414 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:      Sarah Knight Morgan